John C. Ethridge, Jr. Direct Dial: 404-815-3634 Direct Fax: 404-685-6934 E-Mail: jethridge@sgrlaw.com	January 3, 2017

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Attention:         Russell Mancuso

Branch Chief

Re:      SANUWAVE Health, Inc.

Amendment No. 1 to Registration Statement on Form S-1

filed December 5, 2016

File No. 333-213774

Dear Mr. Mancuso:

On behalf of SANUWAVE Health, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 19, 2016, with respect to the Company’s Amendment No. 1 to the registration statement on Form S-1 (the “Registration Statement”), filed with the Commission on the date referenced above. For those comments which the Staff has specifically informed us require amendments to documents previously filed with the Commission, we have filed such amended documents and note the same in our responses below. The Company’s responses below are numbered to correspond to the numbered paragraph in the Staff’s comment letter. For your convenience, we repeat in bold each of the Staff’s comments prior to each response.

1.

We note your reference to other registration statements in the paragraph following the footnotes to your fee table. Please provide us a table that shows clearly which of each selling security holder’s offered securities mentioned in your disclosure beginning on page 20 were registered for sale on each of the registration statements mentioned in that paragraph, and which are registered for sale by this registration statement. Ensure that the figures in the table that you provide in response to this comment are clearly reconcilable to the Selling Stockholders’ section of this prospectus, the prospectus in each of the relevant prior registration statements, the numbers in the fee table of this registration statement, and the numbers in the paragraph following the footnotes to your fee table in this registration statement.

In response to this comment by the Staff, the Company has (a) provided three additional tables which indicate a breakdown of each of the total share counts by prior registration statement, as well as (b) indicating in each footnote to the Selling Stockholders table whether each particular security was previously registered and the corresponding file number thereto, in the amended S-1/A being filed with the Commission contemporaneously with this response letter.

January 3, 2017

Re:     File No. 333-213774

2.

If you are eligible and elect to incorporate information by reference pursuant to General Instruction VII of Form S-1, please specifically identify in your “incorporation by reference” disclosure in this prospectus each report filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2015. See Form S-1 Item 12(a)(2).

In response to this comment by the Staff, the Company has identified such reports filed since December 31, 2015, in the amended S-1/A being filed with the Commission contemporaneously with this response letter.

3.

We note that the audit report on page F-19 of the prospectus is dated March 30, 2016, but the consent filed as Exhibit 23.1 refers to a report dated September 30, 2016. Please file a consent that references the report that has been included and incorporated in the prospectus.

In response to this comment by the Staff, the Company has filed an updated consent that references the audit report that is included and incorporated in the prospectus.

* * *

The Company would appreciate your earliest consideration of this response. If you have any questions or require any additional information with respect to any matters discussed in this letter, please contact the undersigned at (404) 815.3634 (telephone) or (404) 685.6934 (facsimile). Thank you for your consideration regarding this matter.

Very truly yours,

/s/ John C. Ethridge, Jr.

cc:       Timothy Buchmiller

Securities and Exchange Commission

Kevin A. Richardson, II

SANUWAVE Health, Inc.

Acting Chief Executive Officer

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